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RiverSource Government Money Market Fund

RIVERSOURCE GOVERNMENT MONEY MARKET FUND, INC.

EXHIBIT 77I - TERMS OF NEW OR AMENDED SECURITIES

Effective at the close of business on March 27, 2009, the Fund's Class C2 shares converted into Class A shares of the Fund. Any contingent deferred sales charge
(CDSC) that may have been applicable to the Fund's Class C2 shares will be waived in connection with Class C2 shares being converted into Class A shares.